FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: December 19-January 6, 2006

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F [ X ]               Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes [    ]        No [    ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2006

   “Frank Hallam

FRANK R. HALLAM

Director & CFO

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.          REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:    (604) 899-5450     Facsimile:    (604) 484-4710

ITEM 2.          Date of Material Change          December 22, 2005

ITEM 3.          PRESS RELEASE

 The Issuer issued a press release at Vancouver, BC dated December 22, 2005 to the TSX.

ITEM 4.          SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) reports the re-filing of its 2004 Form 20-F (the “2004 Form 20-F”) in Canada on

SEDAR.

ITEM 5.         Full Description of Material Change

See News Release dated December 22, 2005.

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF

                         THE ACT (ALBERTA)            N/A

ITEM 7.         OMITTED INFORMATION        N/A

ITEM 8.         SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO        Phone: (604) 899-5450

  ITEM 9.        STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 23rd day of

December, 2005.

Platinum Group Metals Ltd.

“Frank R. Hallam”

Frank R. Hallam, Director & CFO

Platinum Group Metals Ltd.                                                                                             MATERIAL CHANGE REPORT
328 – 550 Burrard Street, Vancouver BC, V6C 2B5                                                                                                    Page 1 of 1

Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
PLATINUM GROUP METALS LTD.
NEWS RELEASE	No. 05-122 December 22, 2005

PTM Clarifies Reference to Technical Report

Vancouver/Johannesburg December 22, 2005…  Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) reports the re-filing of its 2004 Form 20-F (the “2004 Form 20-F”) in Canada on SEDAR. This document was originally filed on SEDAR on March 15, 2005. The 2004 Form 20-F contains information about the Company’s South African properties excerpted from a technical report dated November 30, 2004 entitled “Technical Report on the Tweespalk, War Springs (Oorlogsfontein) and Western Bushveld Joint Venture Platinum Properties, North West Province and Limpopo Provinces, Republic of South Africa” authored by W.J. Visser, PrSciNat, of Platinum Group Metals RSA (Pty) Ltd. This report was not filed on SEDAR in compliance with National Instrument 43-101. In its place the Company did file on SEDAR on May 11, 2005 a revised version of the technical report entitled “Tweespalk, War Springs (Oorlogsfontein), Northern Limb Platinum Properties” by W.J. Visser and M. McWha dated March 4, 2005. The re-filed 2004 Form 20-F includes a cover page directing the reader to this later Technical Report.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.

AMENDED CERTIFICATE OF AUTHOR

I, Charles J. Muller, B. Sc. (Hons), do hereby certify that:

1.	I am currently employed as a Director by: Global Geo Services (Pty) Ltd. PO Box 9026 Centurion South Africa, 0046
2.	I graduated from the Rand Afrikaanse University (B. Sc. (1988) and B. Sc. Hons (1992)).
3.	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.
4.	I have worked as a geoscientist for a total of 16 years since my graduation from university.
5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the property, viewed the core and discussed the technical issues and geology of the project with Willie Visser and John Gould of Platinum Group Metals RSA (Pty) Ltd. on numerous occasions over the period October 2004 to August 2005, all leading up to the compilation of the report referenced herein.

7.	I am responsible for the preparation of the report “Preliminary Assessment – Scoping Study Report and Resource Update – Western Bushveld Joint Venture – Elandsfontein Project (Project 1)”, dated August 2005 (the “Report”). I am directly responsible for items 1 to 17, 19 to 24 and item 26 of the Report. I have reviewed the entire Report and the work of other qualified persons who contributed to the Report. I accept overall responsibility for the Report in its entirety.

8.	The Report was completed using a dataset compiled from technical data supplied by Anglo Platinum Limited as well as data collected during this assessment phase by Platinum Group Metals RSA (Pty) Ltd. Although the dataset is the responsibility of Platinum Group Metals RSA (Pty) Ltd., I have taken reasonable steps to provide comfort that the dataset is accurate and reliable.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Assessment that is not reflected in the Technical Assessment, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer, Platinum Group Metals (RSA) (Pty) Ltd. or any member of the Western Bushveld Joint Venture, applying all of the tests in Section 1.5 of NI 43-101.
11.	I am familiar with the type of deposit found in the area visited and have been involved in similar evaluations and technical compilations.
12.	I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

                                                    Dated the 5th day of August 2005
BSc. (Hons), Pr. Sc. Nat

GLOBAL GEO SERVICES (PTY) LTD

Reg No2000/19232/07
VAT Reg No. 4930190196

CONSENT OF QUALIFIED PERSON

Attention: Alberta Securities Commission
                  Autorité des marches financiers
                  British Columbia Securities
                  Commission Ontario Securities Commission
                  Toronto Stock Exchange

(a)

I, Charles Johannes Muller, BSc (Hons), Pr.Sc.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), am the co-author of the technical report entitled “Preliminary Assessment – Scoping Study Report and Resource Update – Western Bushveld Joint Venture – Elandsfontein Project (Project 1)”, dated August 8 2005 (the “Report”) and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular I have read and approved the press release of Platinum Group Metals Ltd. dated August 12, 2005.

(b)

I further acknowledge that I have read that section of the Annual Information Form prepared by the issuer, which pertains to the Report and do not have any reason to believe that there are any misinterpretations in the information derived from the Report or that said disclosure contains any misrepresentations of the information contained in the Report.

Dated this 5th day of August 2005 and amended December 8, 2005

Charles Johannes Muller
BSc (Hons), Pr.Sc.Nat.

( P t y ) L t d
Reg No. 1993/003160/07

AMENDED CERTIFICATE OF AUTHOR

I, Gordon Ian CUNNINGHAM, B. Eng. (Chemical), Pr. Eng., do hereby certify that:

1.	I am currently employed as a Director and Principal Engineer by: Turnberry Projects (Pty) Ltd. PO Box 2199 Rivonia, Sandton 2128 South Africa
2.	I graduated from the University of Queensland (B. Eng. (Chemical) (1975)).
3.	I am a member in good standing of the Engineering Council of South Africa and am registered as a Professional Engineer – Registration No. 920082. I am a member in good standing of the South African Institute of Mining and Metallurgy – Membership No. 19584.

4.	I have worked as a Metallurgist in production for a total of 20 years since my graduation from university. I have worked as a Consulting Metallurgist for 5 years since graduation and I have been working for Turnberry Projects for 5 years as a Project and Principal Engineer and Director, primarily associated with mining and metallurgical projects.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the property, viewed the core and discussed the technical issues and geology of the project with Willie Visser and John Gould of Platinum Group Metals RSA (Pty) Ltd. on numerous occasions over the period June 2005 to August 2005.

7.	I am responsible for the preparation of the Technical Assessment relating to the “Preliminary Assessment – Scoping Study Report and Resource Update – Western Bushveld Joint Venture –Elandsfontein Project (Project 1)”, dated August 2005.

8.	I am responsible for Items 18 and 25 of this report. I have relied upon outside sources of information used in the completion of Items 18 and 25. A dataset was compiled from technical data supplied by Anglo Platinum Limited as well as data collected during this assessment phase by Platinum Group Metals RSA (Pty) Ltd. Although the dataset is the responsibility of Platinum Group Metals RSA (Pty) Ltd., I have reviewed the dataset and have relied on the work of Qualified Person Charles Muller who has taken reasonable steps to provide comfort that the dataset is accurate and reliable. I am aware of no reason to believe the dataset is not accurate and reliable.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Assessment that is not reflected in the Technical Assessment, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer, Platinum Group Metals (RSA) (Pty) Ltd. or any member of the Western Bushveld Joint Venture, applying all of the tests in Section 1.5 of NI 43-101.

North Building, 272 Kent Avenue, Ferndale, Randburg, South Africa.     Email: turnbery@iafrica.com
PO Box 2199, Rivonia, 2128, South Africa         Tel: (011) 781 0116        Fax: (011) 781 0118         Cell: (083) 263 9438
______________________________________________________________________________________________________________
Director: G.I.Cunningham

11.	I am familiar with the specific type of deposit found in the property area and its metallurgical aspects and have been involved in similar evaluations and technical compilations.
12.	I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

                                                Dated the 15th day of December 2005
_______________________________
Gordon Ian Cunningham
B Eng. (Chemical), Pr. Eng.

( P t y ) L t d
Reg No. 1993/003160/07

CONSENT OF QUALIFIED PERSON

Attention: Alberta Securities Commission
                   Autorité des marches financiers
                   British Columbia Securities Commission
                   Ontario Securities Commission
                   Toronto Stock Exchange

(a)	I, Gordon Ian Cunningham, B.Eng. (Chemical), Pr.Eng., a registered professional engineer with the Engineering Council of South Africa (Reg. No. 920082), am the co-author of the technical report entitled “Preliminary Assessment – Scoping Study Report and Resource Update – Western Bushveld Joint Venture – Elandsfontein Project (Project 1)”, dated August 8 2005 (the “Report”) and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular I have read and approved the press release of Platinum Group Metals Ltd. dated August 12, 2005.

(b)	I further acknowledge that I have read that section of the Annual Information Form prepared by the issuer, which pertains to the Report and do not have any reason to believe that there are any misinterpretations in the information derived from the Report or that said disclosure contains any misrepresentations of the information contained in the Report.

Dated this 5th day of August 2005 and amended December 8, 2005

___________________________
Gordon Ian Cunningham B.Eng. (Chemical), Pr.Eng.

North Building, 272 Kent Avenue, Ferndale, Randburg, South Africa. Email: turnbery@iafrica.com
PO Box 2199, Rivonia, 2128, South Africa        Tel: (011) 781 0116         Fax: (011) 781 0118         Cell: (083) 263 9438
___________________________________________________________________________________________________________
Director: G.I.Cunningham

( P t y ) L t d
Reg No. 1993/003160/07

AMENDED CERTIFICATE of AUTHOR

I, Timothy Vyvyan SPINDLER, B Sc. (Mining), Pr.Eng., do hereby certify that:

1.	I am currently an Associate Principal Mining Engineer with: Turnberry Projects (Pty) Ltd PO Box 2199 Rivonia SANDTON 2128 South Africa
2.	I graduated from the University of Witwatersrand (B Sc. (Mining) (1977)).
3.	I am a member in good standing of the Engineering Council of South Africa and am registered as a Professional Engineer - Registration No. 880491. I am a member in good standing of the South African Institute of Mining and Metallurgy – Membership No. 20021

4.	I have worked as a Mining Engineer in production for a total of 16 years since my graduation from university. I have worked as a Consulting Mining Engineer for 12 years since graduation. I have been associated with Turnberry Projects for 4 years as a Principal Mining Engineer.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
6.	I am responsible for the preparation of the Technical Assessment relating to the “Preliminary Assessment – Scoping Study Report and Resource Update – Western Bushveld Joint Venture – Elandsfontein Project (Project 1)”, dated August 2005.

7.	I have visited the property, viewed the core and discussed the technical issues and the geology of the project with Willie Visser and John Gould of Platinum Group Metals RSA (Pty) Ltd. on numerous occasions over the period June 2005 to August 2005. I am familiar with the specific type of deposit found in the area.

8.	I am responsible for Items 18 and 25 of this report. I have relied upon outside sources of information used in the completion of Items 18 and 25. A dataset was compiled from technical data supplied by Anglo Platinum Limited as well as data collected during this assessment phase by Platinum Group Metals RSA (Pty) Ltd. Although the dataset is the responsibility of Platinum Group Metals RSA (Pty) Ltd., I have reviewed the dataset and have relied on the work of Qualified Person Charles Muller who has taken reasonable steps

North Building, 272 Kent Avenue, Ferndale, Randburg, South Africa. Email: turnbery@iafrica.com
PO Box 2199, Rivonia, 2128, South Africa         Tel: (011) 781 0116        Fax: (011) 781 0118         Cell: (083) 263 9438
______________________________________________________________________________________________________________
Director: G.I.Cunningham

to provide comfort that the dataset is accurate and reliable. I am aware of no reason to believe the dataset is not accurate and reliable.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Assessment that is not reflected in the Technical Assessment, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer, Platinum Group Metals (RSA) (Pty) Ltd. or any member of the Western Bushveld Joint Venture, applying all of the tests in Section 1.5 of National Instrument 43-101.
11.	I am familiar with the specific type of deposit found in the property area and it’s mining requirements and have been involved in similar evaluations and technical compilations.
12.	I have read National Instrument 43-101 and Form 43-101F, and the report has been prepared in compliance with that instrument and form.

Dated this 5th day of August 2005.

__________________________________
Timothy Vyvyan Spindler
B Sc. (Mining), Pr.Eng

( P t y ) L t d
Reg No. 1993/003160/07

CONSENT OF QUALIFIED PERSON

Attention: Alberta Securities Commission
                   Autorité des marches financiers
                   British Columbia Securities Commission
                   Ontario Securities Commission
                   Toronto Stock Exchange

(a)	I, TIMOTHY VYVYAN SPINDLER, B Sc (Mining), Pr.Eng. a registered professional engineer with the Engineering Council of South Africa (Reg. No. 880491), am the co-author of the technical report entitled “Independent Preliminary Assessment - Scoping Study Report and Resource Update – Western Bushveld Joint Venture – Elandsfontein Project –(Project 1), dated 8 August 2005, do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular I have read and approved the press release of Platinum Group Metals Ltd. dated August 12, 2005.

(b)	I further acknowledge that I have read that section of the Annual Information Form prepared by the issuer, which pertains to the Report and do not have any reason to believe that there are any misinterpretations in the information derived from the Report or that said disclosure contains any misrepresentations of the information contained in the Report.

Dated this 5th day of August 2005 and amended December 8, 2005

Dated this 8th December, 2005

________________________
Timothy Vyvyan Spindler
B.Sc. (Mining) (Pr.Eng.)

North Building, 272 Kent Avenue, Ferndale, Randburg, South Africa. Email: turnbery@iafrica.com
PO Box 2199, Rivonia, 2128, South Africa         Tel: (011) 781 0116        Fax: (011) 781 0118         Cell: (083) 263 9438
____________________________________________________________________________________________________________
Director: G.I.Cunningham

AMENDED CERTIFICATE OF AUTHOR

I, Willem Jakobus Visser, B.Sc. (Honours), Pr.Sci.Nat., do hereby certify that:

1. I am a graduate of the University of Pretoria (1998) and hold a B.Sc. Honours degree in Geology.

2. I am currently employed by Platinum Group Metals RSA (Pty) Ltd. (a wholly owned subsidiary of Canadian parent company Platinum Group Metals Ltd.) as Exploration Manager. As an employee I am not independent of the issuer under Section 1.5 of National Instrument 43-101 ("NI 43-101").

3. I have worked as a geologist and mineral resources manager for 16 years since graduating from university including positions with Harmony Gold Mining Company Limited and Gold Fields Limited.

4. I am a registered Geological Scientist (Pr.Sci.Nat.) with the South African Council for Natural Scientific professions ("SACNASP"), registration number 400279/04, and I am a member the Geological Society of South Africa ("GSSA"). Both SACNASP and GSSA are recognized as Professional Associations by the Canadian Securities Administrators ("CSA") for the purposes of filing Technical Reports under NI 43-101.

6. I visited the properties that are the subject of the referred Technical Report in my capacity as Exploration Manager for Platinum Group Metals RSA (Pty) Ltd. on a weekly basis, one or two days a week, during the period June 2004 until March 2005. I have viewed the core, and discussed the technical issues and geology of the project with independent qualified person Mike McWha and Danie Grobler of Platinum Group Metals RSA (Pty) Ltd.

7. I am a co-author responsible for the technical preparation of all sections of the Technical Report "Tweespalk, War Springs (Oorlogsfontein), Northern Limb Platinum Properties" by W.J. Visser and M. McWha dated March 4, 2005", (the "Report") and filed on SEDAR May 11, 2005. I have reviewed the entire Report and the work of the other qualified person who contributed to the Report. I have verified the material facts.

Dated at Johannesburg the 4th day of March 2005 and amended December 19, 2005

____

Willem Jakobus Visser
B.Sc (Hons), Pr. Sc. Nat

PTM

Platinum Group Metals RSA (Pty) Ltd
Reg. No: 2000/025984/07
Subsidiary of PTM, Vancouver, Canada
Sherwood House
Greenacres Office Park
Victory Park
Johannesburg
2193
South Africa

PostNet Suite No.81
Private Bag X12
Rooseveltpark
2129

Phone: +27 (0) 11 782 2186
Fax: +27 (0) 11 782 4338

CONSENT OF QUALIFIED PERSON

(b) I further acknowledge that I have read that section of the 2004 Annual Information Form prepared by the issuer, which pertains to the issuer's Northern Limb Platinum properties in South Africa, and do not have any reason to believe that there are any misinterpretations in the information contained therein.

Dated this 4th day of March 2005 and amended December 19, 2005

Willem Jakobus Visser
BSc (Hons), Pr.Sc.Nat.